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Gary E. Brooks T +1 202 508 4876 gary.brooks@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:	PIMCO Access Income Fund
File Nos. 333-260155 and 811-23749

Dear Ms. Dubey:

On behalf of PIMCO Access Income Fund (the “Fund”), we are writing to provide responses to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone on December 15, 2021 on Pre-Effective Amendment No. 2, dated December 13, 2021, to the Fund’s registration statement on Form N-2 (the “Registration Statement”). The Staff previously provided comments on the Fund’s amended registration statement filing on December 9, 2021, to which we provided responses in correspondence filed on EDGAR and submitted to the Staff on December 13, 2021 (the “Prior Response Letter”). Any disclosure changes described in the below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 3 to the Registration Statement, to be filed on or about December 20, 2021, or in additional pre-effective amendments to be filed subsequently. Capitalized terms not otherwise defined herein have the meanings given to them in the Registration Statement.

The following sets forth the Staff’s comments and the Fund’s responses thereto. We note that neither PIMCO nor the Fund necessarily agrees with the Staff’s positions stated or indicated herein, and the responses set forth below, as applicable, will be observed by the Fund but do not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement. The Fund and PIMCO reserve the right to revise the Fund’s disclosure, practices and/or policies to reflect further discussions with the Staff in the future and/or changes in the Staff’s positions relating to any of the below comments and responses.

PROSPECTUS

Cover Page

1.

Comment: The first sentence under “Investment Strategy” includes a reference to “real estate-related investments (‘real estate investments’).” Please add “such real estate-related investments, collectively” to the parenthetical before the defined term. Please apply this comment globally throughout the Registration Statement as applicable.

Response: The requested change has been made.

Prospectus Summary — Summary of Fund Expenses

2.

Comment: Please revise the response to Comment 8 of the Prior Response Letter to state that, if the Investment Manager charges a Subsidiary a management fee but agrees to waive the management fee, the Fund will disclose in the Fund’s Fee and Expense table: (i) the subsidiary management fee amount in a separate management fee line item and (ii) the fee waiver amount in a separate fee waiver line item. (See, e.g., instruction 3(e) to item 3 of Form N-1A).

Response: The Fund does not currently intend to enter into any arrangements wherein a Subsidiary will be charged a management fee.

Prospectus Summary — Principal Risks of the Fund — Portfolio Contents

3.	Comment: In response to Comment 11 from the Previous Response Letter, the Fund added the following disclosure:

“To the extent required by SEC guidance at the time of investment, the Fund will not invest more than 15% of its net assets in pooled investment vehicles that would be investment companies, as defined in Section 3 of the 1940 Act, but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, provided, however, that such limitation does not apply to CLOs, CBOs and other CDOs, asset backed issuers and other structured vehicles that would not typically be considered private investment funds.”

Please either remove the reference to “structured vehicles that would not typically be considered private investment funds” or alternatively provide an exhaustive list of those structured vehicles the Fund does not consider to be private investment funds. In addition, please delete “To the extent required by SEC guidance at the time of investment” to reflect the fact that there is not currently any SEC guidance regarding this disclosure.

Response: While not agreeing with the Staff’s position reflected in this Comment, to avoid any potential delay in having the Fund’s registration statement go effective, the Fund has revised the referenced disclosure throughout the Registration Statement, as applicable, as follows:

“The Fund will not invest more than 15% of its net assets in pooled investment vehicles that would be investment companies, as defined in Section 3 of the 1940 Act, but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, provided, however, that such limitation does not apply to REITs and asset-backed issuers, including, without limitation, CLOs, CBOs and other CDOs, RMBS, CMBS, CMOs and tender option bonds.”

4.	Comment: In response to Comment 3 from the Previous Response Letter, the Fund added the following disclosure:

“The Fund does not currently intend to create, form or sponsor any entity for investment purposes other than wholly-owned subsidiaries.”

The Staff believes that if a fund acquires more than 25% of an entity’s voting securities, the assets of such entity should be consolidated with the fund’s for purposes of determining compliance with various provisions of the 1940 Act applicable to the fund, including those relating to investment policies (Section 8), affiliated transactions and custody (Section 17), capital structure and leverage (Section 18) and recordkeeping (Section 31). Accordingly, unless the Fund is willing to agree to such position, please add “or acquire more than 25% of the voting securities of” after “sponsor.”

Response: While not agreeing with the Staff’s position reflected in this Comment, to avoid any potential delay in having the Fund’s registration statement go effective, we have revised the referenced disclosure as follows:

“The Fund does not currently intend to create, form or sponsor, or invest in securities that would result in the Fund having more than 25% of the voting securities of, any entity for investment purposes other than wholly-owned subsidiaries.”

Prospectus Summary — Effects of Leverage

5.

Comment: Please confirm the accuracy of the calculation for Common Share Total Return with an Assumed Portfolio Total Return of 0%. The Staff notes the current return is listed as 0.45%; please confirm whether this should be -0.45%.

Response: The Fund confirms that this figure should be -0.45% and has revised the figure in the disclosure accordingly.

Prospectus Summary — Forum for Adjudication of Disputes and Derivative and Direct Claims of Shareholders

6.

Comment: Please reinstate the deleted sentences regarding the forum selection provision and the provisions in the Amended and Restated Declaration of Trust regarding derivative and direct claims of shareholders not applying to claims made under federal securities laws. Please also confirm that the Fund will file its Amended and Restated Declaration of Trust as an exhibit in the Fund’s next pre-effective amendment reflecting such.

Response: The requested change has been made. The Fund confirms that the Amended and Restated Declaration of Trust, filed concurrently with Pre-Effective Amendment No. 3 to the Registration Statement, includes such language.

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We believe that this submission fully responds to your comments. Please feel free to call me at (202) 508-4876 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Gary E. Brooks

Gary E. Brooks

cc:	Wu-Kwan Kit, Esq.

Timothy A. Bekkers, Esq.

David C. Sullivan, Esq.

Nathan Briggs, Esq.

Jordan Shapiro, Esq.